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                             October 30, 2023

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed October 13,
2023
                                                            File No. 333-274976

       Dear Dezhi Liu:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed October 13, 2023

       Cover Page

   1. We note your disclosure that the Selling Shareholders will not sell any Ordinary Shares until after the closing
of the underwritten primary offering. Please advise us why you are including the selling
shareholder offering in the same prospectus as your underwritten primary offering or
have not elected to use a prospectus supplement for the selling shareholder offering.
   2. We note your statement that "[t]he offering by the Selling Shareholders will remain open for 180 days following
the date of this prospectus." Please explain why or how the resale offering will only
remain open for 180 days. For example, please explain if you have only agreed to keep the
Registration Statement effective for a period of 180 days, if you intend to enter into lock-up
agreements with the Selling Shareholders that will become effective
 Dezhi Liu
FirstName  LastNameDezhi  Liu
Oriental Rise Holdings Limited
Comapany
October  30,NameOriental
             2023        Rise Holdings Limited
October
Page 2 30, 2023 Page 2
FirstName LastName
         after 180 days, or if you intend to de-register any unsold securities after such time. If you have entered into any contractual agreements with the Selling Shareholders, please disclose such agreements and file them as an exhibit to the Registration Statement or explain why you are not required to do so.
3. We note your statement that your founders will beneficially own 52.2% of the total voting power of your issued and outstanding share capital immediately following the completing of this offering. Please disclose on the cover page and in the prospectus summary whether
         the Company will be a    controlled company    as defined under the
relevant Nasdaq listing
         rules and, if so, whether you intend to rely on the applicable exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
Commonly Used Defined Terms, page ii

4. We note your response to previous comment 1 and statement on page 42 that "[t]he operational and legal risks associated with being based in and having operations in China may also to the extent applicable apply to operations in Hong Kong and Macau which operate under different sets of laws from those of Mainland China, except for those confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong or Macau." Please revise this statement to note that the operational and legal risks associated with being based in and having operations in
         China would apply to any operations in Hong Kong or Macau, rather than stating that such risks "may also to the extent applicable" apply.
Shares Eligible for Future Sale
Lock-Up Agreements, page 155

5. We note you have removed one of the Selling Shareholders, ECF (BVI) Limited, from the list of shareholders subject to a 180-day lock up on page 155. You also state that the 180 day lock-up applies to "[a]ll of our directors, company officers, and holders of 5% or more of our Ordinary Shares." Given that ECF (BVI) Limited is a holder of more than 5% of your Ordinary Shares, please revise to clarify that they are not subject to a lock-up agreement and will be permitted to make resales immediately following the closing of the offering.
Financial Statements for the Six Months Ended June 30, 2023
Note 18. Share and Capital Reserves, page F-40

6. We see your disclosure that on September 27, 2023, you subdivided each of the then issued and unissued ordinary shares of a par value of US$0.001 per ordinary share of the company into 1.25 Ordinary Share of a par value of US$0.0008 per ordinary share of the company and as a result of the Subdivision, the total of 16,000,000 issued and outstanding
 Dezhi Liu
FirstName  LastNameDezhi  Liu
Oriental Rise Holdings Limited
Comapany
October  30,NameOriental
             2023        Rise Holdings Limited
October
Page 3 30, 2023 Page 3
FirstName LastName
         ordinary share of a par value of US$0.001 per ordinary share prior to the Subdivision became 20,000,000 issued and outstanding ordinary shares of a par value of US$0.0008 per ordinary share. Your disclosure indicates that in accordance with ASC 260, you have retroactively restated all shares and per share data for the periods presented. We do not see how you have retroactively restated your annual financial statements, please advise.
7. In this regard, please tell us why the Subdivision did not impact the HK par value.
General

8. We note your response to previous comment 6 and reissue the comment in full. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample
         Letters to China-Based Companies sought specific disclosure relating to the risk that the
         PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you
         that, pursuant to federal securities rules, the term    control
(including the terms
            controlling,       controlled by,    and    under common control
with   ) as defined in Securities
         Act Rule 405 means    the possession, direct or indirect, of the power
to direct or cause the
         direction of the management and policies of a person, whether through the ownership of
         voting securities, by contract, or otherwise.    The Sample Letters
also sought specific
         disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not addresses the following points:

                In the Significant Risk Factor Summary section, disclosure noting that rules and regulations in China can change quickly with little advance notice;
                In the Risk Factor section, disclosure noting that the Chinese government may exercise significant oversight and discretion over the conduct of your business and may intervene in or influence your operations at any time; and
                In the Risk Factor section, disclosure noting that the Chinese government may exert more control over offerings conducted overseas and foreign investment in Mainland
              China-based issuers.

9. We note your statement on the cover page: "The Selling Shareholders may offer their
         Ordinary Shares from time to time directly or through one or more broker-dealers or
 Dezhi Liu
Oriental Rise Holdings Limited
October 30, 2023
Page 4
       agents at market prices prevailing at the time of sale." Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares. Refer to
Item 501(b)(3) of
       Regulation S-K.
10. Please revise to clarify whether the intent of including the resale offering is to meet the
       Nasdaq listing standards and, if so, if you have consulted with Nasdaq with respect to this plan. Additionally revise the related risk factor on page 57 to disclose the risks related to potential price volatility/depreciation for investors in the primary offering as a result of the resale being a large volume of shares and potentially at different pricing after the initial fixed price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                               Sincerely,

FirstName LastNameDezhi Liu                                    Division of
Corporation Finance
                                                               Office of
Industrial Applications and
Comapany NameOriental Rise Holdings Limited
                                                               Services
October 30, 2023 Page 4
cc:       Joe Laxague, Esq.
FirstName LastName